T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

    January 12, 2010
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

APPOINTMENT OF DIRECTOR

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that Mr. Ronald Andrews has joined the Board of Directors.

Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews is on the boards of Bonner Mall, Berkley Resources and North Coast Life Insurance Co.  He serves as the chairman of the audit committee on both North Coast Life and Berkley.  He has served as labor foreman for Kennecott Mining Company, a division of Rio Tinto in the Arctic Circle.  Mr. Andrews has a Bachelor of Science degree from Washington State University and a Masters in Political Science.  He served as a helicopter pilot and is retired from the United States Army Reserves.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.